Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Baja Mining Corp. (the "Company")
500 – 200 Burrard Street
Vancouver, British Columbia, V6C 3L6

Item 2.	Date of Material Change

May 30, 2012

Item 3.	News Release

News Release dated May 30, 2012, was disseminated through Marketwire. A copy of the News Release is attached as Schedule "A".

Item 4.	Summary of Material Change

Baja provided an update on liquidity and corporate developments. Please see attached press release

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule "A"

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Contact: Tom Ogryzlo, Interim Chief Executive Officer
Telephone: (604) 685-2323

Item 9.	Date of Report

May 30, 2012

Schedule "A"

Baja Mining Provides Update on Liquidity and Corporate Developments

Vancouver, May 30, 2012 – Baja Mining Corp. (“Baja”) (TSX:BAJ - OTCQX: BAJFF) provides the following update on liquidity and recent corporate developments.

As of May 29, 2012, Baja held directly US$27 million in cash and cash equivalents. On May 24, 2012, Baja’s 70% owned subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), made an equity cash call of US$21 million which is due June 23, 2012. Baja intends to use US$14.7 million of its US$27 million to meet its pro rata share of the cash call, and the Korean Consortium which owns 30% of MMB be required to meet its pro rata obligation of US$6.3 million. Lender approval is a condition to the injection of the capital into MMB, and is being sought.

As of May 29, 2012, MMB held US$41 million of cash, which includes US$23.9 million which was released from the project account on May 17, 2012. Together with the proceeds of the US$21 million cash call, Baja expects MMB to have adequate cash to fund its operations at a reduced level through mid-July 2012, subject to change based on a variety of factors including, without limitation, actions by creditors, vendors, contractors, lenders and other stakeholders.

Baja continues to evaluate the potential suspension of the construction of the cobalt and zinc circuits and is in discussions with the project lenders and the Korean Consortium regarding this possibility. Baja believes suspending completion of the of the cobalt and zinc circuits will reduce copper commissioning risk, improve the ramp-up of copper production, reduce construction man-hours worked during 2012, and defer approximately US$85 million in capital expenditures until after the completion of the copper circuit. In view of the funding shortfalls at the Boleo Project, Baja is unable to provide a definitive estimate of the expected copper circuit commissioning date at this time, and withdraws all previous timing guidance.

Baja has engaged SRK Consulting (“SRK”), an internationally recognized mining consultancy, to provide an independent review of Baja’s plans and assess the cost to complete the Boleo Project, a schedule for project completion (assuming the availability of sufficient financing) and projected operating costs. This work will provide the basis for assessing financing options and for Baja seeking to raise its share of funds necessary to complete the Boleo Project. Senior SRK personnel have visited the Boleo site but their work is not sufficiently advanced to permit any conclusions at this time. Baja expects to receive SRK’s report before the end of June.

Baja has also engaged Turner & Townsend, an international construction management consultancy, to identify and implement improvements in Baja’s project management capability. This work will focus on project controls, schedule, and EPCM management.

Baja has engaged BMO Capital Markets (“BMO”)to assist in considering financing options and possible sources of funding. A data room has been established and is being made available to parties who execute the required confidentiality agreement and which Baja considers, with the advice of BMO, to have the resources and inclination to transact. A Special Committee of the Board made up of independent directors has been constituted with the assistance of independent legal counsel to work with BMO on interested party transactions which may involve related parties.

While there is encouraging activity, there can be no assurances that Baja will be successful in finding requisite financing to complete the Boleo Project. The funding for cost overruns required under the project's financing documents is unlikely to be obtained by the mid-June 2012 deadline, and accordingly Baja is seeking a standstill or waiver from its project lenders for sufficient time to enable the necessary diligence to be completed and a realistic financing plan for the Boleo Project to be completed. In the interim, Baja has tightened expenditure authorizations and reporting requirements and reduced project and head office expenditures. These steps will assist Baja in monitoring and preserving its limited cash resources.

In an effort to preserve cash, Baja announces a workforce reduction at its Vancouver, BC office of approximately 40% of the staff and consultants effective May 25, 2012. Baja management and the Board of Directors thank each affected person for their service. Baja recognizes that this is a difficult development for the staff and consultants and is a decision made by management, in consultation with the Board, in the best interests of Baja and its stakeholders.

Baja’s management and Board, with the assistance of Endeavour Financial, are working with lenders to the project and Baja’s 30% joint venture partners to ensure that such parties remain fully informed of developments and to seek their support to complete the project.

A number of questions regarding disclosure and other governance matters have been raised by regulators and shareholders. These matters are being investigated by the Board of Directors with the assistance of independent counsel, Fasken Martineau, a leading Canadian law firm.

Baja’s Annual General Meeting will be held in Vancouver on June 21, 2012. In addition to the election of directors and the appointment of auditors, shareholders will be asked for a temporary suspension of the shareholders’ rights plan (“SRP”) and to create a class of preference shares. The request for shareholder approval of the suspension of the SRP and the authorization to create preference shares are being taken to provide the Board of Directors, and its Special Committee, with maximum flexibility and speed of execution as financing solutions are considered over the next few months. The suspension of the SRP, assuming shareholder approval, is limited to the acquisition of securities directly from the Company and approved by the Board of Directors. The suspension would not permit any single shareholder to acquire more than 20% of the outstanding shares in market transactions without triggering the SRP, subject to the existing exceptions under the SRP.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.